Exhibit 99.1

CALX MINERALS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

AND

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2016

CALX MINERALS, LLC

TABLE OF CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

BALANCE SHEET	2-3

STATEMENT OF OPERATIONS	4

STATEMENT OF CHANGES IN MEMBERS' EQUITY	5

STATEMENT OF CASH FLOWS	6

NOTES TO FINANCIAL STATEMENTS	7-9

Independent Auditor's Report

Board of Directors

RMR Industrials, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of CalX Minerals, LLC (the “Company”), which comprise the balance sheets as of December 31, 2015 and September 30, 2016, and the related statements of operations, changes in member’s deficit and cash flows for the year ended December 31, 2015 and for the nine months ended September 30, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalX Minerals, LLC as of December 31, 2015 and September 30, 2016, and the results of its operations and its cash flows for the year ended December 31, 2015 and the nine months ended September 30, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Irvine, CA

November 28, 2017

1

CALX MINERALS, LLC

BALANCE SHEETS

	December 31, 2015	September 30, 2016
ASSETS
CURRENT ASSETS
Cash	$8,754	$-
Accounts receivable	46,308	56,076
Prepaid expenses and other current assets	2,758	2,858
Total current assets	57,820	58,934

PROPERTY AND EQUIPMENT
Mineral rights, net of accumulated amortization of $1,399 and 2,869, respectively	58,995	57,525
Property, plant and equipment	3,911,521	4,286,613
Office furniture and equipment	17,261	17,261
Total property and equipment	3,987,777	4,361,399
Less accumulated depreciation	(2,609,747)	(3,052,140)
Property and equipment, net	1,378,030	1,309,259

OTHER ASSETS
Restricted certificates of deposit	123,000	172,376
Total other assets	123,000	172,376

TOTAL ASSETS	$1,558,850	$1,540,569

The accompanying notes are an integral part of these financial statements.

2

CALX MINERALS, LLC

BALANCE SHEETS

	December 31, 2015	September 30, 2016
LIABILITIES AND MEMBERS' DEFICIT
CURRENT LIABILITIES
Cash overdraft	$-	$7,148
Accounts payable	175,471	225,676
Accounts payable to related party	112,616	124,616
Accrued expenses	299,533	181,624
Note payable from related party, current portion	60,136	52,644
Equipment loan payable, current portion	162,046	145,987
Capital lease payable, current portion	28,717	30,944
Total current liabilities	838,519	768,639
Note payable from related party, net of current portion	2,298,048	2,255,204
Asset retirement obligation	39,209	42,158
Equipment loan payable	183,415	382,894
Capital lease payable	102,111	78,616
Total liabilities	3,461,302	3,527,511

MEMBERS' DEFICIT	(1,902,452)	(1,986,942)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$1,558,850	$1,540,569

The accompanying notes are an integral part of these financial statements.

3

CALX MINERALS, LLC

STATEMENTS OF OPERATIONS

	Year ended	Nine months ended
	December 31, 2015	September 30, 2016
REVENUE
Limestone sales	$1,154,738	$1,249,550
Trucking revenue	554,172	285,943
Total revenue	1,708,910	1,535,493

COST OF SALES	978,530	738,717

GROSS PROFIT	730,380	796,776

OPERATING EXPENSES	1,080,903	860,247

OPERATING LOSS	(350,523)	(63,471)

GAIN ON SETTLEMENT OF DEBT	-	68,353
INTEREST EXPENSE, NET	(148,845)	(89,372)

NET LOSS	$(499,368)	$(84,490)

The accompanying notes are an integral part of these financial statements.

4

CALX MINERALS, LLC

STATEMENT OF CHANGES IN MEMBERS' DEFICIT

Balance, December 31, 2014	$(2,003,084)

Member capital contributions	600,000

Net loss	(499,368)

Balance, December 31, 2015	$(1,902,452)

Net loss	(84,490)

Balance, September 30, 2016	$(1,986,942)

The accompanying notes are an integral part of these financial statements.

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CALX MINERALS, LLC

STATEMENTS OF CASH FLOWS

	Year ended	Nine months ended
	December 31, 2015	September 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(499,368)	$(84,490)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation, accretion and amortization expense	496,993	446,812
Gain on debt settlement	-	(68,353)
Changes in operating assets and liabilities
Accounts receivable	100,805	(9,768)
Prepaids and other current assets	(1,300)	(100)
Certificates of deposit	-	(49,376)
Cash overdraft	-	7,148
Accounts payable	(57,430)	50,205
Accounts payable from related party	-	12,000
Accrued expenses	170,355	(75,323)
Net cash provided by operating activities	210,055	228,755

Purchase of property, plant and equipment	(2,941)	(13,880)
Net cash used in investing activities	(2,941)	(13,880)

Payments on note payable	(11,975)	(24,569)
Payments on equipment loans	(201,026)	(177,792)
Payments on capital leases	(3,375)	(21,268)
Net cash used in financing activities	(216,376)	(223,629)

Net decrease in cash	(9,262)	(8,754)

Cash at beginning of period	18,016	8,754
Cash at end of period	$8,754	$-

Supplemental disclosure of non-cash transactions

During the year ended December 31, 2015, the Company reduced note payable by $600,000 from a payment from an affiliate to the lender and a forbearance from the lender. The Company acquired equipment from a capital lease of $134,203 and an equipment loan of $70,685. The estimate of the Company’s asset retirement obligation was adjusted by $8,433.

During the nine months endend September 30, 2016, the Company acquired equipment from an equipment loan of $361,212.

The accompanying notes are an integral part of these financial statements.

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CALX MINERALS, LLC

NOTES TO FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

CalX Minerals, LLC (the Company) was organized as a Colorado limited liability company on October 8, 2008. The Company is organized for the purpose of conducting mining operations on the Mid-Continent Limestone Quarry located in Garfield County, Colorado.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that impact the reported amounts of assets, liabilities, and expenses, and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from those estimated amounts and assumptions used in the preparation of the financial statements.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company does not maintain cash in financial institutions in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these deposits.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. The Company analyzes collectability based on historical payment patterns and macroeconomic factors which may affect the customers’ industry. Past due balances over 90 days based on payment terms are reviewed individually for collectability. The Company does not have any off-balance sheet credit exposure related to its customers. Concentration of credit risk is limited to certain customers to whom we make substantial sales. To reduce risk, we routinely assess the financial strength of our most significant customers, using standard credit risk evaluation methods with reference to publicly available and customer supplied information, and monitor the amounts owed and taking appropriate action when necessary. As a result, we believe that accounts receivable credit risk exposure is limited and no allowances for doubtful accounts were recorded at December 31, 2015 or September 30, 2016.

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CALX MINERALS, LLC

NOTES TO FINANCIAL STATEMENTS

Certificate of Deposit

The company has two certificates of deposit that are collateral for asset retirement assigned to the state of Colorado for the mine environmental remediation.

Property and Equipment

Property and equipment is recorded at cost and depreciated using straight-line method over estimated useful lives of 5 to 15 years. Mining claims are being amortized on a straight line basis over twenty years.

Accounting for Asset Retirement Obligations and Accrued Reclamation Liability

The Company provides for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is identified, if a reasonable estimate of fair value can be made. The associated fair value of asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Costs are estimated in current dollars, inflated until the expected time of payment, using an inflation rate of 2.15%, and then discounted back to present value using a credit-adjusted rate to reflect the Company’s credit rating.

Revenue Recognition

Revenue for product sales are recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Revenue includes product sales of limestone, aggregate materials and other transportation charges to customers, net of discounts, allowances or taxes, as applicable.

Royalty Interest

In consideration for acquiring its associated mining claims, the Company granted royalty interests in future revenues to the prior owner (the “Grantee”). The Grantee is entitled to a royalty of $0.50 per ton of product sold as produced from the associated mining claims. Royalty payments are expensed as earned and totaled $20,915 and $16,660 for the year ended December 31, 2015 and nine months ended September 30, 2016, respectively.

Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities

- Level 2: Observable market-based inputs or inputs that are corroborated by market data

- Level 3: Unobservable inputs that are not corroborated by market data

Income Taxes

The Company has elected to be taxed as a Limited Liability Company under the Internal Revenue Code. Accordingly, no income tax provision has been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the members' income tax returns. The Company's open tax years subject to examination include the years ended December 31, 2015 and 2014.

Recent Accounting Pronouncements

The Financial Accounting Standards Board recently issued Accounting Standards Update (ASU) 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The Company has adopted this ASU and did not have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for public companies for annual periods beginning after December 15, 2017. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which will result in lessees recognizing most leases on the balance sheet. Lessees are required to disclose more quantitative and qualitative information about their leases than current U.S. GAAP requires. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are beginning to compile all operating and capital leases to assess the impact of adopting this standard.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. In applying these ASUs, an entity is permitted to use either the full retrospective or cumulative effect transition approach. We plan to adopt these ASU’s using the cumulative effect transition approach. While we are currently evaluating the impact of adoption of these standards on our consolidated financial statements, we expect to identify similar performance obligations compared with the deliverables and separate units of account we have identified under existing accounting standards. As a result, we do not expect the adoption of these ASU’s to have a material impact on our consolidated statements of operations.

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CALX MINERALS, LLC

NOTES TO FINANCIAL STATEMENTS

B.	Property and Equipment

Property and equipment consisted of the following as of December 31, 2015 and September 30, 2016:

Property, plant and equipment	$3,911,521	$4,286,613
Mineral rights	58,995	57,525
Office furniture and equipment	17,261	17,261
Property and equipment	3,987,777	4,361,399
Less accumulated depreciation	(2,609,747)	(3,052,140)
Property and equipment, net	$1,378,030	$1,309,259

Depreciation expense of property and equipment was $492,797 and $442,393 for the year ended December 31, 2015 and nine months ended September 30, 2016, respectively.

C.	ASSET RETIREMENT OBLIGATION

The Company incurs asset retirement obligations as part of its mining activities. Quarry activities require the removal and relocation of significant levels of overburden to access materials of usable quantity and quality. The same overburden material is used to reclaim depleted mine areas, which must be sloped to a certain gradient and seeded to prevent erosion in the future. Reclamation methods and requirements can differ depending on the quarry and state rules and regulations in existence for certain locations. As of September 30, 2016, the Company’s undiscounted reclamation obligations totaled approximately $172,376, which is expected to be settled within the next 20 years.

Reclamation costs resulting from the normal use of long-lived assets, either owned or leased, are recognized over the period the asset is in use. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. The fair value is based on our estimate for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset.

The mining reclamation reserve is based on management’s estimate of future cost requirements to reclaim property at its operating quarry site. Costs are estimated in current dollars and inflated until the expected time of payment using a future estimated inflation rate and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity adjusted to reflect our credit rating. The Company will review reclamation liabilities at least every three years for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation liabilities are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment to an existing mineral lease. Examples of events that would cause a change in the estimated settlement date include the acquisition of additional reserves or early or delayed closure of a site. Any affect to earnings from cost revisions is included in cost of revenue.

A reconciliation of the carrying amount of our accrued reclamation liabilities is as follows:

Balance at December 31, 2014	$27,978
Liabilities incurred	8,433
Accretion expense	2,798
Balance at December 31, 2015	39,209
Accretion expense	2,949
Balance at September 30, 2016	$42,158

D.	EQUIPMENT LOAN AND CAPITAL LEASE PAYABLE

The Company has entered into various equipment loans with an equipment manufacturer pursuant to which we acquired equipment with an aggregate principal value of approximately $345,461 and $528,881 on December 31, 2015 and September 30, 2016, respectively. The equipment loans require payments over 42-60 months at a fixed interest rate from 1.99% to 4.78%. The Company’s obligations under these contracts are collateralized by the equipment purchased.

Future payments on equipment loans are as follows:

Period ended September 30:
2017	$145,987
2018	149,488
2019	121,247
2020	74,400
2021	37,759
Total future minimum equipment loan payments	$528,881

The Company also has a capital lease agreement, which has a remaining term of 38 months as of September 30, 2016 for mining equipment, which is included as part of property, plant and equipment. Depreciation related to capital lease assets is included in depreciation expense.

Future payments on capital lease obligations are as follows:

Period ended September 30:
2017	$30,944
2018	34,184
2019	37,764
2020	6,668
Total future minimum lease payments	$109,560

E.	NOTE PAYABLE

The Company has a note payable to a member, BCM CalX Fund, LP, which matures on February 1, 2018. The terms of the note call for monthly principal and interest payments of $12,000 including interest at 4% per annum and one lump sum payment upon maturity. The note is collateralized by the assets of the Company, royalty interests of its members, and a pledge of all membership interests. Total principal and accrued interest due under the note amounted to $2,307,848 at September 30, 2016.

F.	CAPITAL CONTRIBUTION

During the year ended December 31, 2015, an existing shareholder paid $300,000 to BCM CalX Fund, LP, on behalf of the Company. This payment was recorded as a capital contribution in Members’ Deficit on the Balance Sheet. In connection with a forbearance agreement, BCM CalX Fund, LP agreed to convert $300,000 of its principal balance into Members’ Equity as Consideration for the Company’s payment.

G.	SUBSEQUENT EVENTS

On October 12, 2016, the Company sold substantially all of its assets for a purchase price of $2,827,624 in cash to RMR Aggregates, Inc., a Colorado corporation, pursuant to a Purchase Agreement dated as of October 7, 2016.

No other subsequent events occurred as of November 28, 2017.

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